September 18, 2020

VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Aspirational Consumer Lifestyle Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 16, 2020

File No. 333-248592

Ladies and Gentlemen:

This letter sets forth the response of Aspirational Consumer Lifestyle Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 17, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response immediately below the comment.

The Company has revised the Registration Statement in response to the Staff’s comment in the above-referenced letter. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

September 18, 2020

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4 Warrant Agreement, page i

1.	Staff’s Comment. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: Section 9.3 of the warrant agreement has been revised to clarify that this provision does not apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction, and the revised warrant agreement has been refiled. This provision has been disclosed in the Registration Statement on pages 54, 55 and 132 of the prospectus.

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U.S. Securities and Exchange Commission

September 18, 2020

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Aspirational Consumer Lifestyle Corp.

Ravi Thakran

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Howard L. Ellin, Esq.